Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2010	2009	2010	2009
Computation of Earnings:
Income before income taxes	$24,821	$17,430	$54,686	$50,056
Add:
Interest expense	8,259	8,289	24,721	26,332
Amortization of debt premium/discount and expenses	590	593	1,760	1,811
Interest portion of rent expense	411	391	1,238	1,116

Earnings as adjusted	$34,081	$26,703	$82,405	$79,315

Computation of Fixed Charges:
Interest expense	$8,259	$8,289	$24,721	$26,332
Capitalized interest	8	13	85	64
Amortization of debt premium/discount and expenses	590	593	1,760	1,811
Interest portion of rent expense	411	391	1,238	1,116

Fixed charges	$9,268	$9,286	$27,804	$29,323

Ratio of Earnings to Fixed Charges	3.68	2.88	2.96	2.70